Filed by Outdoor Channel Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Outdoor Channel Holdings, Inc.

Commission File No.: 000-17287

Outdoor Channel Holdings to Participate in 9th Annual Noble Financial Equity Conference

TEMECULA, Calif., Jan. 21, 2013 /PRNewswire/ — Outdoor Channel Holdings, Inc. (NASDAQ: OUTD) today announced that Tom Hornish, President and Chief Executive Officer, and Tom Allen, Executive Vice President and Chief Financial Officer & Chief Operating Officer, will be presenting at the 9th Annual Noble Financial Equity Conference on Wednesday, January 23, 2013 at 9:00 a.m. EST at the Hard Rock Hotel and Casino in Ft. Lauderdale, Florida.

The presentation will be open to all interested parties through a live audio webcast accessible on the investor relations section of Outdoor Channel’s Web site, www.outdoorchannel.com.

About Outdoor Channel Holdings, Inc .

Outdoor Channel Holdings, Inc. (NASDAQ: OUTD) owns and operates Outdoor Channel, America’s Leader In Outdoor TV, and Winnercomm Inc., an Emmy Award winning production and interactive company. Outdoor Channel offers programming that captures the excitement of hunting, fishing, shooting, adventure and the Western lifestyle and can be viewed on multiple platforms including high definition, video-on-demand, as well as on a dynamic broadband website. Winnercomm Inc. is one of America’s leading and highest quality producers of live sporting events and sports series for cable and broadcast television. Outdoor Channel Holdings, Inc. also owns and operates the SkyCam and CableCam aerial camera systems which provide dramatic overhead camera angles for major sports events, including college and NFL football. For more information, please visit www.outdoorchannel.com.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITYHOLDERS

This communication is being made in respect of a proposed business combination involving Outdoor Channel Holdings, Inc. (“Outdoor Channel) and InterMedia Outdoors Holdings, LLC (“IMOTSC”). In connection with the proposed transaction, InterMedia Outdoor Holdings, Inc. (“IMOH”) filed with the SEC a Registration Statement on Form S-4 on November 21, 2012, as amended (Registration No. 333-185106), that includes the preliminary proxy statement of Outdoor Channel and that also constitutes a prospectus of IMOH. The information in the preliminary proxy statement/prospectus is not complete and may be changed. IMOH may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus is not an offer to sell IMOH securities and is not soliciting an offer to buy IMOH securities in any state where the offer and sale is not permitted.

The definitive proxy statement/prospectus will be mailed to stockholders of Outdoor Channel and holders of equity interests in IMOTSC. OUTDOOR CHANNEL AND IMOTSC URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents filed with the SEC by Outdoor Channel through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and definitive proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained on Outdoor Channel’s website at www.outdoorchannel.com.

CONTACT: For Company: Tom Allen, Executive Vice President, Chief Operating Officer / Chief Financial Officer, +1-951-699-6991, ext. 287, tallen@outdoorchannel.com; For Investors: Brad Edwards, Brainerd Communicators, Inc., +1-212-986-6667, edwards@braincomm.com; For Media: Nancy Zakhary, Brainerd Communicators, Inc., +1-212-986-6667, nancy@braincomm.com